111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

June 8, 2021

VIA EDGAR CORRESPONDENCE

Quinn Kane
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Mr. Kane:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on March 15, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Indxx Global Medical Devices ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please note that where a comment is made in one section of the prospectus, such comment is applicable to all similar disclosures appearing elsewhere in the prospectus.

Response to Comment 1

The Fund confirms that revisions made in accordance with the Staff’s comments have been applied to similar disclosure throughout the prospectus.

Comment 2 – General

Please provide all missing and bracketed information along with your response and change pages to the Staff’s comments no later than five business days prior to the effective date of the filing to give the Staff adequate time to review the Trust’s responses.

Response to Comment 2

Pursuant to the Staff’s request, all missing and bracketed information has been provided and any changes in accordance with the Staff’s comments have been made to the prospectus.

Comment 3 – Cover Page

Please include the ticker symbol in the filing and on EDGAR pursuant to Rule 313(b)(1) of Regulation S-T.

Response to Comment 3

Pursuant to the Staff’s request, the Fund confirms that the ticker symbol will be updated on EDGAR upon effectiveness of the Registration Statement.

Comment 4 – Fee Table

Please supplementally provide to the Staff a completed fee table and the expenses for the Fund.

Response to Comment 4

Pursuant to the Staff’s request, a completed fee table for the Fund has been set forth in Exhibit A to this response.

Comment 5 – Fee Table

The Staff notes the prospectus states, “The example assumes that you invest $10,000 in the Fund for the time periods indicated.” Pursuant to the requirements of Form N-1A, please revise this sentence as follows:

“The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.”

Response to Comment 5

Pursuant to the Staff’s comment, the Fund has revised its disclosure accordingly.

Comment 6 – Fee Table

Please supplementally provide to the Staff the complete 1-year and 3-year fee example numbers.

Response to Comment 6

Pursuant to the Staff’s request, a completed fee table for the Fund has been set forth in Exhibit A to this response.

Comment 7 – Fund Name

Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. Pursuant to Investment Company Names, Investment Company Act of 1940, Release No. IC-24828 at n.42, dated January 7, 2001, the Fund could include a policy that under normal market conditions, it will invest significantly (e.g., 40% of its net assets) in securities of non-U.S. issuers and invests in the securities of issuers located in at least three countries.

Response to Comment 7

The Fund intends to fully replicate the holdings of the “Indxx Global Medical Equipment Index.” Dating back to 2015, the Index has had an average exposure of approximately 38% to non-U.S. securities on an annual basis, with an average exposure to nine non-U.S. countries. Currently, the Index has approximate non-U.S. exposure of 40% and includes securities of ten non-U.S. countries.

The Fund believes that its policy to track the Index will ensure that a sufficient percentage of its assets will be invested in securities that are tied economically to a number of countries throughout the world. Accordingly, the following disclosure has been added to the Fund’s prospectus:

The minimum portion of the Fund’s net assets invested in non-U.S. securities changes based on the portion of the Fund’s Index that is composed of non-U.S. securities. Under normal market conditions, the minimum portion of the Fund’s net assets (plus any borrowings for investment purposes) invested in non-U.S. securities will be 80% of the Index’s non-U.S. assets, calculated on a daily basis.

Comment 8 – Principal Investment Strategies

Please disclose whether the Fund follows a replication or sampling strategy when using its indexing investment approach.

Response to Comment 8

The Fund respectfully points the Staff to the current prospectus disclosure, which states, “The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the performance of the Index.”

Comment 9 – Principal Investment Strategies

Please revise the sentence regarding companies in the medical devices industry to the following (emphasis added to revision):

Companies comprising the medical devices industry are those companies that focus on developing equipment, instruments, and machines to diagnose, monitor, and treat diseases.

Response to Comment 9

Pursuant to the Staff’s comment, the Fund has revised its disclosure accordingly.

Comment 10 – Principal Investment Strategies

The Staff notes the prospectus states, “The Index’s initial selection universe consists of all companies listed in a developed market or emerging market, as defined by the Index Provider.” The Staff believes this definition is inconsistent with previous disclosure that stated the index is only comprised of medical device companies. Please revise this sentence to remove the inconsistency.

Additionally, the Staff notes the disclosure provides, “Eligible medical device companies that derive a minimum of 50% of their total revenue from business activities associated with medical equipment form the Index’s selection list, of which the top 50 companies by market capitalization form the Index.” Please revise this sentence to state, “Eligible medical device companies that derive a minimum of 50% of their total revenue from business activities related to developing equipment, instruments and machines to diagnose, monitor and treat diseases form the Index’s selection list. From the Index’s selection list, the top 50 companies based on market capitalization construct the final Index.”

Response to Comment 10

Pursuant to the Staff’s comment, the Fund has revised the above-referenced disclosure as follows:

The Index’s starting universe consists of all medical device companies listed in a developed market or emerging market, as defined by the Index Provider. In addition, a company’s stock must have a minimum market capitalization of $500 million and a minimum six-month average daily turnover of $2 million in order to meet the Index Provider’s market capitalization and liquidity requirements. Eligible medical device companies that derive a minimum of 50% of their total revenue from business activities related to developing equipment, instruments and machines to diagnose, monitor and treat diseases form the Index’s selection list. From the Index’s selection list, the top 50 companies based on market capitalization construct the final Index. The constituents are equally-weighted within the Index.

Comment 11 – Principal Investment Strategies

Please clarify the Index Provider’s market capitalization and liquidity requirements.

Response to Comment 11

The disclosure has been revised to state, “In addition, a company’s stock must have a minimum market capitalization of $500 million and a minimum six-month average daily turnover of $2 million in order to meet the Index Provider’s market capitalization and liquidity requirements.”

Comment 12 – Principal Investment Strategies

The Staff notes the prospectus states, “To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.” Please explain what investment sector means in this disclosure. To the extent the Fund is expected to invest significantly in any jurisdiction or sector, please add applicable risk disclosure.

Response to Comment 12

The prospectus currently provides disclosure in the Principal Investment Strategies section that the Index the Fund seeks to track has significant exposure to health care companies. The Fund currently has corresponding principal risk disclosure for Health Care Companies Risk.

Comment 13 – Principal Risks

The Staff notes the Principal Risks are currently ordered alphabetically. Please consider listing the risks in order of importance with most significant risks ordered first.

Response to Comment 13

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A

Comment 14 – Principal Risks

To the extent the Fund is expected to concentrate its investments in any jurisdiction or sector, please add applicable disclosure.

Response to Comment 14

The prospectus currently provides disclosure in the Principal Investment Strategies section that the Index the Fund seeks to track has significant exposure to health care companies. The Fund currently has corresponding principal risk disclosure for Health Care Companies Risk.

Comment 15 – Principal Risks

The Staff refers the Fund to ADI 2020-11 regarding investments in emerging markets. Please revise the prospectus, specifically in response to Item 9(c) of Form N-1A, to provide more fulsome risk disclosure of how the following factors may impact the Fund: (1) risks related to, but not limited to, lack of liquidity, market manipulation concerns, limited reliable access to capital, political risk, and foreign investment structures; (2) whether and how emerging markets risks arising from differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards could impede the Advisor’s ability to evaluate local companies or impact the Fund’s performance. To this point, the Fund may wish to consider highlighting issues discussed in “Restrictions on PCAOB Audit Inspections”; and (3) any limitations on the rights and remedies available to the Fund, individually or in combination with other shareholders, against portfolio companies.

Next, the Fund does not have corresponding principal investment strategy disclosure regarding emerging markets in the Item 9(b) disclosure. Please enhance the Fund’s Item 9(b) disclosure relating to its investments in emerging markets and clarify what the Fund considers to be an emerging market.

Additionally, the Staff notes the prospectus states, “For funds that track an index or are managed based upon a benchmark, the index may not weight the securities in emerging market countries on the basis of investor protection limitations, financial reporting quality or available oversight mechanisms.” Please tailor this discussion to the current Fund.

Finally, the Staff notes that the Fund has an investment strategy to track an index that may have exposure to companies in emerging markets. Please provide disclosure with respect to the following risks as well as any related risks associated with this investment strategy or explain to the Staff why such disclosure is not appropriate: (1) the potential for errors in index data, index computation and index construction due to information on emerging markets being outdated or less information about these companies being distributed ; (2) the potential significance for such errors on fund performance; and (3) any limitation on the Advisor’s ability to oversee the Index Provider’s due diligence process over index data prior to its use in index computation, construction and/or rebalancing.

Response to Comment 15

The prospectus has been revised in accordance with the Staff’s comment and ADI 2020-11. Accordingly, the Fund’s Emerging Markets Risk has been revised as follows:

EMERGING MARKETS RISK. Investments in securities issued by governments and companies operating in emerging market countries involve additional risks relating to political, economic, or regulatory conditions not associated with investments in securities and instruments issued by U.S. companies or by companies operating in other developed market countries. This is due to, among other things, the potential for greater market volatility, lower trading volume, a lack of liquidity, potential for market manipulation, higher levels of inflation, political and economic instability, greater risk of a market shutdown and more governmental limitations on foreign investments in emerging market countries than are typically found in more developed market countries. Moreover, emerging market countries often have less uniformity in accounting and reporting requirements, unsettled securities laws, less reliable securities valuations and greater risks associated with custody of securities than developed markets. In addition, the Public Company Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain emerging market countries. Emerging market countries often have greater risk of capital controls through such measures as taxes or interest rate control than developed markets. Certain emerging market countries may also lack the infrastructure necessary to attract large amounts of foreign trade and investment. Local securities markets in emerging market countries may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible. Settlement procedures in emerging market countries are frequently less developed and reliable than those in the U.S. and other developed market countries. In addition, significant delays may occur in registering the transfer of securities. Settlement or registration problems may make it more difficult for the Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities. Investing in emerging market countries involves a higher risk of expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested by certain emerging market countries. Enforcing legal rights may be made difficult, costly and slow in emerging markets as there may be additional problems enforcing claims against non-U.S. governments. As such, the rights and remedies associated with emerging market investment securities may be different than those available for investments in more developed markets. For example, it may be more difficult for shareholders to bring derivative litigation or for U.S. regulators to bring enforcement actions against issuers in emerging markets.

In addition, due to the differences in regulatory, accounting, audit and financial recordkeeping standards, including financial disclosures, less information about emerging market companies is publicly available and information that is available may be unreliable or outdated. This may affect the Index Provider’s ability to compute and construct the Index and may further impede the Advisor’s ability to accurately evaluate the index data provided. This potential for error in index construction and index data could affect the overall performance of the Fund.

Comment 16 – Principal Risks

The Staff notes the Fund currently provides a Portfolio Turnover Risk; however, there is no indication that the Fund will frequently trade its portfolio in the Principal Investment Strategies. Therefore, please remove this risk or explain why it should be included.

Response to Comment 16

In accordance with the Staff’s comment, the risk has been removed.

Comment 17 – Principal Risks

The Staff notes the Fund currently provides a Significant Exposure Risk, but the Fund appears to only invest in equity securities. Please indicate more clearly the investments of the Fund in the Principal Investment Strategies and ensure the risk disclosure corresponds.

Response to Comment 17

The Fund notes the Significant Exposure Risk states that “[t]o the extent the Fund invests a large percentage of its assets in a single asset class or industry or sector…” The Fund’s revised Principal Investment Strategy states that the Fund will invest in common stock and depositary receipts issued by U.S. and non-U.S. companies that comprise the medical devices industry, as determined by the Index Provider. Additionally, the disclosure states that the Index has significant exposure to health care companies. The Fund currently has corresponding principal risk disclosure for its principal investment strategies, including a Health Care Companies Risk. As such, the Fund believes the Significant Exposure Risk, as currently presented, is appropriate.

Comment 18 – Principal Risks

The Staff notes there is no disclosure in the Principal Investment Strategies that the fund will invest in smaller companies. Please revise the strategy section to specify the market capitalization ranges that the Fund will principally invest in.

Response to Comment 18

In accordance with the Staff’s comment, the prospectus has been revised to disclose the minimum market capitalization requirement for securities in the Index.

Comment 19 – Performance

Please supplementally disclose to the Staff the broad-based securities index the Fund intends to use.

Response to Comment 19

The Fund will use the Dow Jones U.S. Select Medical Equipment Index as its broad-based securities index for performance comparison purposes.

Comment 20 – Management

The Staff notes that the prospectus states that each portfolio manager has served in such capacity for the Fund since 2021. Please specify the month each portfolio manager started servicing in such capacity.

Response to Comment 20

Pursuant to the Staff’s comment, the Fund has revised its disclosure accordingly.

Comment 21 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the prospectus states, “In seeking to achieve this objective, the Fund will normally invest at least 80% of its net assets (including investment borrowings) in the securities that comprise the Index.” Please change the parenthetical to “(plus any borrowings for investment purposes).”

Response to Comment 21

Pursuant to the Staff’s comment, the Fund has revised its disclosure accordingly.

Comment 22 – Additional Information on the Fund’s Investment Objective and Strategies

Please state whether the Index Provider is affiliated with the Fund or its Advisor.

Response to Comment 22

The prospectus has been revised to state, “The Index Provider is not affiliated with the Fund, the Fund’s investment advisor or the Fund’s distributor.”

Comment 23 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the prospectus states, “The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in order to maintain Index integrity.” Please provide additional detail to what this disclosure means and what it entails in practice.

Response to Comment 23

The Index Provider’s policies and procedures provide that it may make deviations from the Index methodology at its discretion so that the Index continues to achieve its objective. The Index Provider may exercise expert judgement or discretion when the situation calls for the interpretation of data in calculating and maintaining the Index in response to, for example, stock splits, spin-offs or other corporate actions.

Comment 24 – Additional Information on the Fund’s Investment Objective and Strategies

The Staff notes the prospectus states, “More information regarding the Index, including additional detail on the Index methodology, may be found on the Index Provider’s website.” Please provide more detail on the rules-based index methodology in this section.

Response to Comment 24

The prospectus has been revised in accordance with the Staff’s comment.

Comment 25 – Statement of Additional Information

Please change “illiquid securities” to “illiquid investments.”

Response to Comment 25

Pursuant to the Staff’s comment, the Fund has revised its disclosure accordingly.

Comment 26 – Statement of Additional Information

The Staff notes the Statement of Additional Information provides a “Sublicense Agreement” section. The Staff considers the sublicense agreement to be a material agreement, so this should be attached as an exhibit to the Registration Statement.

Response to Comment 26

The Fund confirms that the sublicense agreement will be filed with the next amendment to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.70%

(1) Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market..

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$72	$224